UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For April 28, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  April 28, 2005

Calgary, Alberta, Canada - April 28, 2005

                    PRECISION DRILLING CORPORATION ANNOUNCES
                         RESULTS FOR THE FIRST QUARTER -
                 ENERGY SERVICES GENERATES 107% EARNINGS GROWTH

Precision Drilling Corporation ("Precision" or the "Corporation") announced today that income from continuing operations for the first quarter of 2005 was $138.5 million or $2.22 per diluted share, compared to $106.1 million or $1.88 per diluted share for the first quarter of 2004.

Revenue increased by 20% to $792 million, with operating earnings substantially surpassing this improvement, increasing 32% to $224 million. Year-over-year, Precision Drilling's three business segments increased operating earnings by 107% in Energy Services, 43% in Rental and Production and 16% in Contract Drilling. These improvements were the result of:

o The successful integration of the Compact(TM) wireline services and the internationally based land drilling rigs acquisitions;
o    Increased service pricing in response to continued strong demand; and
o    Enhanced equipment utilization in Energy Services.

It is important to note that this improvement in year-over-year profitability occurred despite decreased overall activity levels in Canada, demonstrating the success of Precision's efforts to expand internationally, as well as its pricing strength in the Canadian market.

International revenue in the first quarter of 2005 increased 51% over the same period in 2004 due to our successful acquisition of 31 internationally-based land drilling rigs and geographic expansion into high growth markets by our Energy Services segment. Internationally, Energy Services generated higher earnings across all product lines in nearly all of the regions in which the company operates.

SUMMARY RESULTS

                                                                    Three months ended March 31,
                                                            2005                  2004             % Change
-----------------------------------------------------------------------------------------------------------
Revenue                                                   $791,876              $659,365              20.1
Operating earnings                                         224,241               169,631              32.2
Earnings from continuing operations                        138,518               106,082              30.6
Net earnings                                               138,518               100,519              37.8

Diluted earnings per share:
   From continuing operations                             $   2.22              $   1.88              18.1
   Net earnings                                           $   2.22              $   1.79              24.0
-----------------------------------------------------------------------------------------------------------
Funds provided by continuing operations                   $204,989              $178,186              15.0
===========================================================================================================

CONTRACT DRILLING

Revenue in the Contract Drilling segment increased by 11% to $443 million in the first quarter compared to the same period in 2004. This revenue increase was primarily driven by the acquisition of 31 internationally based land drilling rigs in May 2004 as well as higher pricing levels in the Canadian market. This revenue growth rate was partially reduced by lower activity levels in Canada due to an early spring breakup, which shortened the winter drilling season.

Operating earnings of $171 million in the first quarter of 2005 increased 16% compared to the same period in 2004. The strong growth in operating earnings was driven by pricing improvements in Canada which was partially offset by activity in the Eastern Hemisphere where current margins are lower. However, recent contract awards in the Eastern Hemisphere have been for substantially increased drilling rig day rates and improved utilization is anticipated over the coming months.

The Canadian drilling rig fleet achieved 13,999 operating days, for an overall utilization rate of 68% in the quarter, compared to 14,768 operating days and a 72% utilization rate in the first quarter of 2004. The service rig operation saw operating hours decrease by 7% year-over-year from 150,693 in the first quarter of 2004 compared to 139,674 in the first quarter of 2005.

ENERGY SERVICES

Energy Services generated revenue of $282 million in the first quarter of 2005, an increase of 35% or $74 million over the same period in 2004. Of this increase, $36 million related to the Compact(TM) wireline services acquisition in May, 2004. Excluding the impact of this acquisition, the remaining $38 million of growth was achieved primarily in international operations with Canadian revenues effectively flat year-over-year. In Canada, strong activity in the first two months of the year was offset by the effects of an early spring break up.

Wireline Services revenue was $144 million in the first quarter of 2005, an increase of $52 million over the same period in 2004. Excluding the impact of the Compact(TM) wireline services acquisition, revenues increased by $16 million or 18%. Of this increase, $5 million was generated in Canada as a result of increased activity in the first two months of the year, partially offset by the effects of an early spring break up. The remaining $11 million increase was driven by improved International results based on increased activity in the United States, Mexico, Latin America, Asia Pacific and the Middle East.

Drilling & Evaluation Services revenue increased 25% to $100 million in the first quarter of 2005 from $80 million in the first quarter of 2004. During the quarter, revenues from international operations grew by $28 million, driven by increased utilization of Precision's LWD/HEL tools and rotary steerable systems, which together provided $14 million of incremental revenue. Offsetting these results were the effects of an early spring break up in 2005 combined with increased commoditization of the MWD tools in Canada.

Revenues from Production Services grew by 20% to $36 million in the first three months of 2005 from $30 million in the first quarter of 2004, reflecting higher activity in Canada and the Middle East.

Operating earnings increased by $29 million or 107% to $56 million for the first quarter of 2005, compared to $27 million in the same period of 2004. This increase is attributable to the Compact(TM) wireline services acquisition, combined with revenue growth across all product lines and operating cost improvements. Cost improvements as a percentage of revenue have occurred in the segment's mature markets as a result of cost control initiatives, and in its developing markets through the achievement of critical mass. Increased depreciation, resulting from an increased tool fleet, partially offset these gains.

RENTAL AND PRODUCTION

The Rental and Production segment saw a 32% increase in revenue and a 43% increase in operating earnings in the first quarter of 2005 compared to the same period in 2004. These increases were driven primarily by the industrial plant maintenance business and its increased activity in the Alberta oil sands projects.

STOCK SPLIT

As previously announced on March 10, 2005, Precision's Board of Directors has approved a stock split of its Common Shares on a two-for-one basis, pending shareholder approval.


CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE MAY CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS. THESE STATEMENTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL- AND GAS- AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)                            2005                  2004
----------------------------------------------------------------------------------------------------------
Revenue                                                              $     791,876          $     659,365

Expenses:
    Operating                                                              449,089                386,188
    General and administrative                                              51,912                 41,783
    Depreciation and amortization                                           56,736                 49,628
    Research and engineering                                                11,323                 11,810
    Foreign exchange                                                        (1,425)                   325
----------------------------------------------------------------------------------------------------------
                                                                           567,635                489,734
----------------------------------------------------------------------------------------------------------

Operating earnings                                                         224,241                169,631

Interest                                                                    11,748                  8,188
----------------------------------------------------------------------------------------------------------

Earnings from continuing operations before income taxes                    212,493                161,443

Income taxes:
    Current                                                                 70,489                 35,541
    Future                                                                   3,486                 19,820
----------------------------------------------------------------------------------------------------------
                                                                            73,975                 55,361
----------------------------------------------------------------------------------------------------------

Earnings from continuing operations                                        138,518                106,082

Discontinued operations, net of tax                                             --                 (5,563)
----------------------------------------------------------------------------------------------------------
Net earnings                                                               138,518                100,519

Retained earnings, beginning of period                                   1,041,683                794,279
----------------------------------------------------------------------------------------------------------

Retained earnings, end of period                                     $   1,180,201          $     894,798
----------------------------------------------------------------------------------------------------------

Earnings per share from continuing operations:
    Basic                                                            $        2.26          $        1.91
    Diluted                                                          $        2.22          $        1.88
----------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                            $        2.26          $        1.81
    Diluted                                                          $        2.22          $        1.79
==========================================================================================================

Common shares outstanding (000's)                                           61,330                 55,753
Weighted average shares outstanding (000's)                                 61,157                 55,485
Diluted shares outstanding (000's)                                          62,438                 56,309

CONSOLIDATED BALANCE SHEETS

                                                                        MARCH 31,            December 31,
CDN $ 000'S                                                               2005                   2004
-----------------------------------------------------------------------------------------------------------
                                                                       (UNAUDITED)
ASSETS

Current assets:
    Cash and cash equivalents                                       $       177,563       $        122,012
    Accounts receivable                                                     818,653                690,999
    Inventory                                                               120,201                114,352
    Future income tax asset                                                   9,266                  8,711
-----------------------------------------------------------------------------------------------------------
                                                                          1,125,683                936,074

Property, plant and equipment, net of accumulated depreciation            1,954,851              1,945,521
Intangibles, net of accumulated amortization                                188,550                191,665
Goodwill                                                                    734,979                735,413
Other assets                                                                  8,658                  9,116
Future income tax asset                                                      27,133                 32,984
-----------------------------------------------------------------------------------------------------------
                                                                    $     4,039,854       $      3,850,773
-----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities                        $       344,649       $        340,372
    Income taxes payable                                                     53,445                 31,103
    Current portion of long-term debt                                            18                     18
    Future income tax liability                                               4,933                  7,270
-----------------------------------------------------------------------------------------------------------
                                                                            403,045                378,763

Long-term debt                                                              717,095                718,870
Future income taxes                                                         432,801                431,399

Shareholders' equity:
    Share capital                                                         1,298,769              1,274,967
    Contributed surplus                                                      29,588                 26,024
    Cumulative translation adjustment                                       (21,645)               (20,933)
    Retained earnings                                                     1,180,201              1,041,683
-----------------------------------------------------------------------------------------------------------
                                                                          2,486,913              2,321,741
-----------------------------------------------------------------------------------------------------------
                                                                    $     4,039,854       $      3,850,773
===========================================================================================================

Common shares outstanding (000's)                                            61,330                 60,790
Common share purchase options outstanding (000's)                            2,994                   3,348

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                  THREE MONTHS ENDED
                                                                                       MARCH 31,
CDN $000'S  (UNAUDITED)                                                     2005                    2004
------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                              $       138,518          $     106,082
    Items not affecting cash:
      Depreciation and amortization                                           56,736                 49,628
      Stock-based compensation                                                 4,875                  2,051
      Future income taxes                                                      3,486                 19,820
      Amortization of deferred financing costs                                   459                    320
      Unrealized foreign exchange loss on long-term monetary items               915                    285
------------------------------------------------------------------------------------------------------------

Funds provided by continuing operations                                      204,989                178,186

Changes in non-cash working capital balances                                (107,457)              (110,258)
------------------------------------------------------------------------------------------------------------
                                                                              97,532                 67,928

Discontinued operations:
     Funds used in discontinued operations                                        --                 (1,588)
     Changes in non-cash working capital balances of
           discontinued operations                                                --                  7,612
------------------------------------------------------------------------------------------------------------
                                                                                  --                  6,024

Investments:
    Business acquisitions                                                         --                   (630)
    Purchase of property, plant and equipment                                (72,960)               (53,728)
    Purchase of intangibles                                                      (20)                    --
    Proceeds on sale of property, plant and equipment                          8,512                  4,713
    Proceeds on disposal of discontinued operations                               --                 25,746
------------------------------------------------------------------------------------------------------------
                                                                             (64,468)               (23,899)

Financing:
    Increase in long-term debt                                                     -                  1,263
    Repayment of long-term debt                                                   (4)                (4,365)
    Issuance of common shares on exercise of options                          22,491                 30,535
    Change in bank indebtedness                                                   --                (78,647)
------------------------------------------------------------------------------------------------------------
                                                                              22,487                (51,214)

------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              55,551                 (1,161)
Cash and cash equivalents, beginning of period                               122,012                 21,370
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                             $       177,563          $      20,209
============================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2005            Contract             Energy         Rental and          Corporate
CDN $000's (unaudited)                       Drilling           Services         Production          and Other              Total
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     443,192    $       281,725     $       66,959      $          --      $     791,876
Operating earnings                            170,675             56,011             13,977            (16,422)           224,421
Research and engineering                            -             11,323                 --                 --             11,323
Depreciation and amortization                  27,763             24,213              3,311              1,449             56,736
Total assets                                1,999,672          1,682,192            194,736            163,254          4,039,854
Goodwill                                      350,507            355,770             28,702                 --            734,979
Capital expenditures                           19,694             35,935             10,764              6,587             72,980
----------------------------------------------------------------------------------------------------------------------------------


THREE MONTHS ENDED MARCH 31, 2004**          Contract             Energy         Rental and          Corporate
CDN $000's (unaudited)                       Drilling           Services         Production          and Other              Total
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                 $     400,468    $       208,197     $       50,700      $          --      $     659,365
Operating earnings                            147,719             27,117              9,741            (14,946)           169,631
Research and engineering                            -             11,810                  -                 --             11,810
Depreciation and amortization                  24,487             20,428              3,302              1,411             49,628
Total assets                                1,503,219          1,319,876            177,513             55,927          3,056,535
Goodwill                                      257,531            242,314             28,702                 --            528,547
Capital expenditures*                          17,201             25,723              6,465              4,339             53,728
----------------------------------------------------------------------------------------------------------------------------------

*   excludes acquisitions
** certain comparative figures have been reclassified to conform to the current financial statement presentation

CANADIAN DRILLING OPERATING STATISTICS

                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                               2005 2004

                                                ---------------------------------- -----------------------------------
                                                                           Market                              Market
                                                 Precision   Industry*    Share %    Precision   Industry*    Share %
                                                ---------------------------------- -----------------------------------
Number of drilling rigs                                229         712       32.2          226         679       33.3
Number of operating days (spud to release)          13,999      45,670       30.7       14,768      45,189       32.7
Wells drilled                                        2,162       6,184       35.0        2,283       6,159       37.1
Average days per well                                  6.5         7.4                     6.5         7.3
Metres drilled (000's)                               2,566       7,357       34.9        2,571       7,087       36.3
Average metres per day                                 183         161                     174         157
Average metres per well                              1,187       1,190                   1,126       1,151
Rig utilization rate (%)                              67.9        71.3                    71.9        73.2

* Excludes non-CAODC rigs.


A conference call to review the first quarter 2005 results has been scheduled for 12:00 noon MST on Thursday, April 28, 2005. The conference call dial-in number is 1-800-814-4859.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada, corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 12,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.